UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    1)*

Palantir Technologies Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

69608A 108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 69608A 108

(1)	Names of reporting persons Alexander C. Karp
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of	(5) Sole voting power 63,955,043 shares (1)
shares beneficially owned by	(6) Shared voting power 0 shares (2)
each reporting person	(7) Sole dispositive power 64,290,043 shares (3)
with:	(8) Shared dispositive power 0 shares
(9)	Aggregate amount beneficially owned by each reporting person 64,290,043 shares (3)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.3%(4)
(12)	Type of reporting person (see instructions) IN
(1)

Includes (a) 6,432,258 shares of Class A Common Stock held by the Reporting Person, (b) 45,972,785 shares of Class B Common Stock held by the Reporting Person, (c) 10,575,000 shares of Class B Common Stock that the Reporting Person has the right to acquire from the Issuer immediately or within sixty days of December 31, 2021 pursuant to the exercise of stock options and (d) 975,000 Restricted Stock Units that vest and settle into shares of Class B Common Stock within 60 days of December 31, 2021. Each share of Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at the option of the holder and has no expiration date. Each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(2)

Does not include 1,005,000 shares of Class F Common Stock held of record by the voting trust established pursuant to the Voting Trust Agreement entered into among Stephen Cohen, Peter Thiel, the Reporting Person and Wilmington Trust, National Association (the “Voting Trust”), with respect to which the Voting Trust has sole voting power. Shares held in the Voting Trust will be voted by the trustee of the Voting Trust based on the instructions of those of Stephen Cohen, Peter Thiel and the Reporting Person who are then party to a certain voting agreement. Each share of Class F Common Stock is convertible into one share of the Issuer’s Class B Common Stock at the option of the holder and has no expiration date.

Each share of Class F Common Stock has a variable number of votes per share. The rights of the holders of Class A Common Stock and Class F
Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights, and certain transfer restrictions applicable to the Class F Common Stock.
(3)

Includes (i) the amounts set forth under footnote (1) above and (ii) 335,000 shares of Class F Common Stock held in the Voting Trust. The Reporting Person is a beneficiary of the Voting Trust and has sole dispositive power with respect to 335,000 shares of Class F Common Stock held in the Voting Trust.

(4)

Percentage ownership based on 1,906,589,959 shares of Class A Common Stock of the Issuer outstanding as of November 4, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

Item 1(a) Name of Issuer:

Palantir Technologies Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

1555 Blake Street, Suite 250 Denver, CO 80202

Item 2(a) Name of Person Filing:

Alexander C. Karp

Item 2(b) Address of Principal Business Office or, if none, Residence:

c/o Palantir Technologies Inc.
1555 Blake Street, Suite 250
Denver, CO 80202

Item 2(c) Citizenship:

The Reporting Person is a United States citizen.

Item 2(d) Title of Class of Securities:

Class A Common Stock, par value $0.001 per share

Item 2(e) CUSIP Number:

69608A 108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Amount beneficially owned: See Row 9 of cover page.
(b)	Percent of class: See Row 11 of cover page.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Row 5 of cover page.

Item 4. Ownership.

Not applicable.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page.
(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page.
(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

/s/ Alexander C. Karp

Alexander C. Karp